Christopher D. Menconi
Direct Phone:    +1.202.373.6173
Direct Fax:        +1.202.373.6001
chris.menconi@bingham.com

September 12, 2014

John Grzeskiewicz
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:       Source ETF Trust (the “Registrant”)
File Nos. 333-196912 and 811-22977

Dear Mr. Grzeskiewicz:

This letter responds to the comments we received from you in a letter dated July 17, 2014 on the Fund’s filing on Form N-1A (File Nos. 333-196912 and 811-22977), which was filed with the U.S. Securities and Exchange Commission (“SEC”) on June 19, 2014 for the purpose of registering the following series of the Registrant: Source EURO STOXX 50 ETF (the “EURO STOXX 50 ETF” or the “Fund”) as well as Source STOXX Europe 600 Optimised Automobiles & Parts ETF, Source EURO STOXX Optimised Banks ETF, Source STOXX Europe 600 Optimised Banks ETF, Source STOXX Optimised Basic Resources ETF, Source STOXX Europe 600 Optimised Industrial Goods & Services ETF, and Source STOXX 600 Optimised Insurance Source ETF (collectively, the “Optimised ETFs”).  As discussed in a telephone call with me on July 21, 2014, the Registrant has decided to move forward with registering only the EURO STOXX 50 ETF at this time.  Therefore, as discussed, the Optimised ETFs have been removed from the Fund’s Pre-Effective Amendment No. 1 filing and the Registrant is only providing responses to your comments as they pertain to the EURO STOXX 50 ETF and the Registrant.

The following summarizes your comments and provides our responses.  The numbering below corresponds to the numbering of your letter dated July 17, 2014, and we have indicated where we have omitted comments relating to only the Optimised ETFs, where applicable.  Unless otherwise noted, capitalized terms have the same meaning as given in the Fund’s Prospectus and/or Statement of Additional Information (the “SAI”).  The responses below are reflected in the Fund’s Pre-Effective Amendment No. 1, which was filed today with the SEC (the “Registration Statement”).

September 12, 2014

General Comments

1.
Comment:  We note that portions of the disclosure have been left blank. We expect to have further comments when you supply the omitted information in a pre-effective amendment, or on disclosure made in response to this letter, or on exhibits added in a pre-effective amendment.

2.
Comment:  Please supply the undersigned with copies of your exemptive application and any no-action requests the Trust has submitted, or will submit, in connection with registration of its shares. Please inform the undersigned whether the Trust intends to rely on an existing exemptive order for its exchange-traded fund (ETF) structure and, if so, provide the 1940 Act Release number and date of the order. If the Trust intends to file an application for an exemptive order, the application process may result in additional disclosure beyond what is requested in this letter.

Response:  The Registrant intends to rely on an existing exemptive order, the application for which was previously provided to the staff in an email on September 10, 2014, for its ETF structure issued to Exchange Traded Concepts, LLC, et al.  (Investment Company Act Release No. 30634 (July 29, 2013) (Notice)(the “ETC Notice”) and Investment Company Act Release No. 30674 (August 26, 2013)(Order).

3.
Comment:  Please review and revise the prospectus where necessary so as to conform to the Commission’s plain English requirements of Rule 421 under Regulation C under the 1933 Act. See Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, A Plain English Handbook (1998).

4.	Comment: All registrants are reminded of their obligation to file electronic reports with respect to their fidelity bond coverage under Rule 17g-1(g) under the 1940 Act.

Response:  Apart from the specific response to Comment 2, the Registrant notes these general comments.

Prospectus - Source EURO STOXX 50 ETF

Fees and Expenses

5.
Comment:  If there are “Acquired Fund Fees and Expenses” in excess of one basis point, add a footnote that the total operating expenses in the fee table will not correlate to the ratio of expenses to average net assets given in the financial highlights information which will reflect the operating expenses of the Fund and will not include the acquired fund fees and expenses.

Response:  The Registrant confirms that the Fund will not incur “Acquired Fund Fees and Expenses” in excess of one basis point.

September 12, 2014

Principal Investment Strategies

6.
Comment:  Will the Fund use the Index as its principal benchmark index? If so, please explain in your letter responding to these comments how the Index meets the definition for an “appropriate broad-based securities market index” as set forth in Instruction 5 to Item 27(b)(7) of Form N-1A.

Response:  The Fund intends to use the Index as its principal benchmark index. Instruction 5 to Item 27 (b)(7) of Form N-1A defines “an appropriate broad-based market index” as “one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.  The Index is administered by an organization that is not an affiliated person of the Fund, its Advisers, the Sub-Adviser, or the Distributor.  Therefore, the Index satisfies the definition  of an appropriate broad-based securities market index under Form N-1A.

7.
Comment:  Briefly describe the EURO STOXX Total Market Index and the EURO STOXX Regional Total Market Index Supersector Index. Please clarify the relationship between these various indexes. Do these indexes comprise only European companies and do they include all European countries?

Response:  The Registrant has made several revisions to the Principal Strategies to clarify the relationship between the indexes and to clarify what European countries are included in the indexes.

8.
Comment:  Disclose whether the Index Provider also reviews and rebalances the Index.  If not, identify who does the reviewing and rebalancing. Disclose any affiliation between them and the Advisers and the Sub-Adviser.

Response:  The Registrant has added the following language to the last sentence under the “Principal Investment Strategies" (for purposes of this correspondence, new language appears in bold and has been underlined):

STOXX Limited is the provider of the Index (the “Index Provider”) and is not affiliated with the Fund, the Fund’s investment advisers, Exchange Traded Concepts, LLC and Source Exchange Traded Investments LLC, or the Fund’s sub-adviser, Mellon Capital Management Corporation.  The Index Provider determines the composition of the Index, relative weightings of the securities in the Index and publishes information regarding the market value of the Index.

September 12, 2014

Principal Risks

9.
Comment:  The absence of any discussion in the Fund Summary of the risks of fixed income securities, including “high yield” securities or “junk bonds” or derivatives implies that neither the Fund nor the Index will be significantly invested in such instruments.  Please confirm in your response letter that this is the case.

Response:  The Registrant confirms that neither the Fund nor the Index will be significantly invested in fixed income securities or derivatives.

10.	Comment: Under “Industry and Sector Concentration Risk” you refer to the “Underlying Index”. Is this the same as the “Index”? Please be consistent in the use of terms to avoid confusion.

Response:  References to “Underlying Index” are meant to refer to the Index.  The Registrant has made revisions to make the term “Index” consistent.

Additional Information About the Fund’s Principal Investment Strategies

11.
Comment:  The disclosure herein should be preceded by a statement of the Fund’s investment objectives and whether these objectives are fundamental or whether they may be changed without shareholder approval.

Response:  The requested changes have been made.

12.
Comment:  In the first paragraph, the disclosure states that, from time to time, the Sub-Adviser may choose to underweight or overweight a security in the Index and purchase securities not included in the Index. Please explain how this is consistent with a “replication strategy”.

Response:  The Sub-Adviser only intends to employ the referenced investment techniques if, in the Sub-Adviser’s judgment, they would help the Fund track the Index, such as during a rebalance or due to a corporate action.  Therefore, the language has been revised as follows (for purposes of this correspondence, new language appears in bold and has been underlined).

From time to time, during Index rebalance, due to a corporate action or under other circumstances deemed appropriate by the Sub-Adviser, the Sub-Adviser may choose to underweight or overweight a security in the Index, purchase securities not included in the Index that the Sub-Adviser believes are appropriate to substitute for certain securities in the Index, or utilize various combinations of other available investment techniques to seek to track, before fees and expenses, the performance of the Index.

September 12, 2014

Fund Management

13.	Comment: In the event that there is a disagreement between the Advisers and resort to the Board of Trustees is not practicable, how is such disagreement resolved or who makes the final decision?

Response:  The relationship between the Advisers is intended to be structured in such a way that each will have its own areas of expertise and focus that will minimize the chances of disagreement. ETC for its part will be responsible for the operational and functional aspects of the Fund. ETC will work closely with all fund service providers and coordinate day to day administrative, back office and support functions of the Fund. Source for its part will focus on the investment management aspects and oversee the relationship with the sub-advisor as its primary objective and work with the various capital markets participants. Allowing each firm to focus on its strengths will allow them to efficiently oversee the Fund. Should a disagreement arise, the firms are committed to bringing in the appropriate outside opinions from service providers, Fund counsel and other industry professionals who can be impartial and helpful and bring outside experience to the issue.  The Fund will not be responsible for the costs, if any, associated with obtaining the assistance of such third parties.

Comments 14 - 25 Omitted As They Pertain Only To The Optimised ETFs.

Statement of Additional Information

26.
Comment:  Some investments and investment practices described here are not mentioned in the prospectus. To the extent that the Funds intend to engage in such investments and practices so that they might materially affect the performance of the Funds or the decision of an investor to purchase Fund shares, such investments and practices, and their accompanying risks, should be discussed in the prospectus.

Response:  None of the investments and investment practices described in the SAI will be part of the Fund’s principal investment strategies.  However, the Fund retains the flexibility to utilize, to a limited degree, the investments and investment practices described in the SAI.

27.
Comment:  The trustees and officers of the Trust, including the requisite number  of disinterested trustees, should be furnished by pre-effective amendment. In addition, if the chairman of the board is an interested person of the Fund, disclose whether the Fund has a lead independent director and what specific role the lead independent director plays in the leadership of the Fund.

Response:  The requested changes have been made in the Registration Statement.

September 12, 2014

Thank you for your assistance regarding this matter.  Please do not hesitate to contact the undersigned at 202.373.6173 if you have any questions concerning the foregoing.

Sincerely yours,

/s/ Christopher D. Menconi
Christopher D. Menconi